No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2003

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On May 20, 2003 Honda Motor Co., Ltd. announced that it developed the world’s first Collision Mitigation Brake System (CMS), which predicts rear-end collisions and assists brake operation to reduce impact on occupants and vehicle damage. (Ref. #A03-027)

Exhibit 2:

On May 26, 2003 P.T. Astra Honda Motor, Honda’s joint venture company in Indonesia responsible for motorcycle production and sales, announced that they have rolled out their 10 millionth motorcycle. (Ref. #C03-030)

Exhibit 3:

On May 27, 2003 Honda Motor Co., Ltd. announced that oversea production increased 18.2% in April over the corresponding month in 2002, the 28th consecutive month of growth in that category. (Ref. #C03-031)

Exhibit 4:

On May 28, 2003 Honda Motor Co., Ltd. announced that 15 models and 17 types of its BF8-BF225 series of gasoline outboard engines were granted certification by the Fishing Boat and System Engineering Association of Japan. (Ref. #C03-033)

Exhibit 5:

On May 29, 2003 Honda held a groundbreaking ceremony for a new passenger car plant in China with production to begin in the latter half of 2004 dedicated exclusively for export. (Ref. #C03-034)

Exhibit 6:

English translation of Honda Motor Co., Ltd. unconsolidated financial results (parent company only) for the fiscal year ended March 31, 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: June 11, 2003

ref. #A03-027

Honda Develops World’s First ‘Collision Mitigation Brake System’ (CMS) for

Predicting Rear-end Collisions and Controlling Brake Operations

To be installed in upcoming Inspire,

in combination with “E-Pretensioner” seatbelt retraction mechanism

Tokyo, May 20, 2003 – Honda Motor Co., Ltd., announced today it has developed the world’s first Collision Mitigation Brake System (CMS), which predicts rear-end collisions and assists brake operation to reduce impact on occupants and vehicle damage. This system determines the likelihood of a collision based on driving conditions, distance to the vehicle ahead, and relative speeds, and uses visual and audio warnings to prompt the driver to take preventative action. It can also initiate braking to reduce the vehicle’s speed. The new system will be installed in the new Inspire scheduled for release in June of this year, in combination with the “E-Pretensioner,” which retracts the seatbelt in anticipation of impact.

The CMS and E-Pretensioner use a millimeter-wave radar to detect vehicles ahead within a range of 100 meters, and then calculate the distance between the vehicles, the relative vehicle speeds, and the anticipated vehicle path to determine the likelihood of a collision. If the system determines that a collision is likely, it sounds a buzzer and provides a tactile warning, tightening the seatbelt to prompt the driver to take preventative action. The system also incorporates a number of functions to reduce impact on occupants in the event an impact is unavoidable, including a brake assist function that compensates for insufficient pedal pressure to reduce the speed of impact and seatbelt control that increases seatbelt tension to hold the driver more securely in place.

Honda considers safety as one of the most crucial issues automakers face, and as such has long been active in the fields of driver safety education, active safety (preventing collisions), and passive safety (minimizing injury in the event of a collision). In addition, Honda has been promoting research and development of ‘Honda Pre-crash Safety Technologies,’ which are designed to predict collisions and minimize impacts. CMS and the E-Pretensioner, which warn the driver of impending collisions and reduce impact when collisions are unavoidable, represent the first stage in the practical application of these technologies.

●	Outline of CMS and E-Pretensioner Operations

1.	Primary warning

When there is a risk of collision with the vehicle ahead or if the distance between the vehicles has become too short, a buzzer sounds and the message “BRAKE” appears on the multi-information display in the instrument panel, prompting the driver to take preventative action.

2.	Secondary warning

If the distance between the two vehicles continues to diminish, CMS applies light braking, and the E-Pretensioner retracts the seatbelt gently two or three times, providing the driver with a tactile warning. At this point, if the driver applies the brakes, the system interprets this action as emergency braking, and activates the brake assist function to reduce impact speed.

3.	Collision damage reduction

If the system determines that a collision is unavoidable, the E-Pretensioner retracts the seatbelt with enough force to compensate for seatbelt slack or baggy clothing, providing even more effective driver retention than conventional seatbelt pretensioners, which only begin to operate once the collision has occurred. The CMS also activates the brakes forcefully to further reduce the speed of impact. The E-Pretensioner is designed to operate whenever the driver brakes suddenly and the brake assist functions, tightening the seatbelt to secure the driver even if the CMS has not prediced a collision.

1

●	CMS & E-Pretensioner System Configuration
•	Millimeter-wave radar

Detects vehicles within a range of about 100 meters ahead, in a 16-degree arc.

•	Sensors

The system determines driving conditions using a range of sensors that detect factors such as yaw rate, steering angle, wheel speed, and brake pressure.

•	CMS Electronic Control Unit (ECU)

Based on distance to the vehicle ahead and relative speed obtained from radar information, and on the anticipated vehicle path as determined based on sensor information, the ECU calculates the likelihood of a collision, and warns the driver, and in some cases activates the braking function. The ECU exchanges information as required with the E-Pretensioner, the Variable Signal Analyzer (VSA) and the Meter Unit (see below).

•	VSA-ECU integrated hydraulic unit

Receives information from the various sensors, and sends this information to the CMS ECU and other control units. Also controls the brake hydraulic unit to activate the brakes based on instructions from the CMS ECU.

•	E-Pretensioner ECU

Sends instructions to the motorized E-Pretensioner to retract the seatbelt, based on braking instruction signals from the CMS ECU and electronically controlled brake assist signals.

•	E-Pretensioner

Retracts the seatbelt using an internal motor, based on instructions from the E-Pretensioner ECU. Used in combination with conventional pretensioners.

•	Meter unit

Receives signals from the CMS ECU, and warns the driver of potential danger using a buzzer and a visual warning.

2

Press information on the Collision Mitigation Brake System (CMS) is available at the following

URL:http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists)

3

P.T. Astra Honda Motor, Honda’s joint venture company in Indonesia (Head office: Jakarta City, President: Minoru Yamashita) made the following announcement on May 26, 2003, at 15:30 local time (17:30 Japan time).

Ref:C03-030

Honda’s Cumulative Motorcycle Production in Indonesia

Reaches 10 Million

Jakarta, Indonesia, May 26, 2003 — P.T. Astra Honda Motor, Honda’s joint venture company in Indonesia responsible for motorcycle production and sales, announced that they have rolled out their 10 millionth motorcycle. Indonesia is the first country outside Japan where Honda has achieved this level of motorcycle production.

Honda started motorcycle production in Indonesia in 1971 through a technical cooperation agreement with P.T. Federal Motor. In December 2000, Honda established P.T. Astra Honda Motor which is a joint venture company with P.T. Astra International based on an equal equity ratio. The company integrated the functions of parts manufacturing, engine and body assembly and wholesale activities. P.T. Astra Honda Motor started operations in January 2001.

The motorcycle market in Indonesia continues to expand, with the total market for 2003 forecast to reach 2.6 million units. P.T. Astra Honda Motor launched new models, the Karisma and Kirana, in 2002 helping the company to post record sales of 1.437 million units. In 2003, further sales expansion is targeted with the launch of new products that meet customers’ needs.

P.T. Astra Honda Motor “Karisma D”

Outline of P.T. Astra Honda Motor
Established	: December 2000
Start of operations	: January 2001
Location of head office	: Jakarta City
Capital	: 185 billion rupiah
Capitalization ratio	: 50% Honda Motor Co., Ltd., 50% P.T. Astra International
President	: Minoru Yamashita
Business activities	: Manufacture of motorcycle components; assembly of engine and body
Number of employees	: Approx. 8,400
Production capacity	: 7,000 units/day
Products	: Nine models, including the Karisma, Kirana and Supra

(NOTE : This release is embargoed until 11:30 a.m., May 27)                                                                                               Ref.#C03-031

Honda Overseas Production Up 18.2% In April

May 27, 2003 — Honda Motor Co., Ltd., announced today that overseas production increased 18.2% in April over the same month in 2002, the 28th consecutive month of growth in that category.

Although global production was down slightly by 2.4% for the month, it was up 5.9% for the first four months of this year, compared to the same period in 2002.

Domestic sales were down 31.3% in April. The Fit again was Honda’s best-seller for the month, totaling 12,731 units. Honda’s Life mini-vehicle (10,414 units) and Mobilio (3,416 units) were the other best-sellers for the month.

Exports in April were down 3.5%, primarily because of fewer shipments to North America and Asia. It was the first overall decrease since September 2002.

PRODUCTION, SALES, EXPORTS     (April 2003)

PRODUCTION
	April		Annual Total – 2003
	Units	Vs.4/02	Units	Vs.2002
Domestic (CBU+CKD)	83,873	-26.2%	393,011	-14.0%
Overseas (CBU only)	154,014	+18.2%	619,325	+24.2%
Worldwide Total *	237,887	-2.4%	1,012,336	+5.9%
* excludes overseas CKD

REGIONAL PRODUCTION
	April		Annual Total – 2003
	Units	Vs.4/02	Units	Vs.2002
North America	106,096	+5.6%	442,787	+16.4%
(USA only)	72,651	+7.2%	303,567	+19.9%
Europe	15,329	+2.2%	67,158	+17.3%
Asia	26,429	+102.4%	90,039	+76.2%
Others	6,160	+262.8%	19,341	+100.2%
Regional Total	154,014	+18.2%	619,325	+24.2%

1

SALES
Vehicle type	April		Annual Total – 2003
	Units	Vs.4/02	Units	Vs.2002
Passenger Cars & Light Trucks	28,506	-36.1%	183,764	-13.1%
(Imports)	(1,692)	+131.1%	(7,170)	+109.2%
Mini Vehicles	17,487	-22.0%	79,526	-22.3%
Honda Brand TTL	45,993	-31.3%	263,290	-16.1%

EXPORTS
	April		Annual Total – 2003
	Units	Vs.4/02	Units	Vs.2002
North America	20,445	-26.3%	80,617	-17.8%
(USA only)	17,737	-24.0%	70,205	-18.6%
Europe	11,923	+119.1%	45,247	+126.5%
Asia	2,451	-36.8%	7,076	-29.8%
Others	6,692	+12.5%	22,815	+19.7%
Total	41,511	-3.5%	155,755	+5.9%

For further information, please contact:

Masaya Nagai

Shigeki Endo

Tatsuya David Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone:     03-5412-1512

Facsimile:     03-5412-1545

2

ref. #CO3-033

Honda Outboards Certified by the Fishing Boat and System

Engineering Association of Japan as the Industry’s First-ever

Environment Preserving Gasoline Outboard Motors

May 28, 2003 — Honda Motor Co., Ltd. has announced that 15 models and 17 types of its BF8-BF225 series of gasoline outboard motors have been granted certification by the Fishing Boat and System Engineering Association of Japan* as the industry’s first-ever environment preserving gasoline outboard motors.

Two sets of criteria must be met to qualify for certification as an ‘environment preserving gasoline outboard motor’. First, the motors must achieve exhaust emissions below the levels required by the stringent California Air Resources Board (CARB) for 2004. The outboard motors must also attain a constant fuel-cost standard determined according to five modes of fuel consumption and output ratios. The achievement of this certification is the latest addition to Honda’s widely acknowledged reputation for environmentally friendly products.

Honda has been manufacturing and selling 4-stroke outboard motors since 1964. By the end of 2002, a cumulative total of 870,000 units had been produced, making Honda the world’s #1 provider of 4-stroke outboard motors.

In addition, fishing industry clients who purchase these certified outboard motors are eligible for financing by the Coastal Fishing Improvement Fund, a system designed to improve the conditions and management of coastal fishing in Japan.

* The Fishing Boat and System Engineering Association of Japan is an organization established for the purpose of developing and expanding Japan’s marine industry.

Certified as Environment Preserving Outboard Motor         BF225

Publicity photographs and materials concerning this release are available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

For embargoed release only: 6:00 p.m., May 29, 2003 (Japanese local time)

Ref.# C03-34

Honda Breaks Ground for New Auto Plant in China;

Event Signals Full-Scale Preparation for Export-Focused Plant

Guangzhou, May 29, 2003 — Honda today held a groundbreaking ceremony for a new passenger car plant in China with production to begin in the latter half of 2004 dedicated exclusively for export. The new joint venture company, Honda Automobile (China) Co., Ltd., conducted the event within the Export Processing Zone in the Guangzhou Economic & Technological Development District where the plant will be built.

Since Guangzhou Auto Group Corp., Dongfeng Motor Corp. and Honda signed a joint venture agreement for the plant in July 2002, the partners have been finalizing details of the project. As the Chinese government has approved the finalized business plan, the project is accelerating preparations to begin operations in the latter half of 2004. The production volume of the new plant is initially planned at 50,000 units per year focused on production of small 1.0- to 1.5-liter passenger cars exclusively for export to overseas markets, primarily in Europe and Asia.

Honda aims to improve its cost competitiveness with the new plant by taking advantage of the production know-how and parts procurement network developed by the existing production bases of Guangzhou Honda Automobile Co., Ltd. and Dongfeng Honda Engine Co., Ltd. and by achieving economies of scale via increased production volume – as Guangzhou Honda plans to produce the same model for the Chinese market. Regarding the supply of major parts to the new plant, large stamped parts and large plastic parts including bumpers are to be supplied by Guangzhou Honda, with engines and transmissions to be supplied by Dongfeng Honda. The new plant will also utilize the parts procurement network developed by Guangzhou Honda and Dongfeng Honda for the supply of other components.

Outline of Honda Automobile (China) Co., Ltd.

Production model:	1.0- to 1.5-liter small passenger cars
Production volume:	50,000 units per year
Manufacturing process:	Welding, painting, body assembly and vehicle inspection, etc.
Export markets:	Europe and Asia (total production volume for export)
Total investment:	1,032,150,000 yuan
Capital:	680,000,000 yuan
Capitalization ratio:	Honda Motor Co., Ltd.	65%
	Guangzhou Auto Group Corp.	25%
	Dongfeng Motor Corp.	10%
Location:	Export Processing Zone, Guangzhou Economic & Technological Development District
Production start-up:	Latter half of 2004

Unconsolidated Financial Results for the Year Ended March 31, 2003

(Parent company only)

1.	Date on which the Board of Directors’ Meeting concerning proposed financial results was held: April 25, 2003

2.	Proposed date of 79th Ordinary General Meeting of Stockholders: June 24, 2003

3.	Financial Highlights

	(In millions of yen)
	Year ended Mar. 31, 2003	Year ended Mar. 31, 2002
Net sales	¥3,322,719	¥3,211,186
Operating profit	144,838	185,829
Ordinary profit	242,680	218,987
Net income	170,035	134,925

	(In yen)
Net income per share	¥174.63	¥138.47
Dividends per share for the term	32.00	28.00
Year-end dividend per share	16.00	15.00
Interim dividend per share	16.00	13.00

	(Percentage)
Payout ratio	18.3%	20.2%

4.	Estimated Financial Figures for the Fiscal Year Ending March 31, 2004

(Parent company only)

	(In millions of yen)
	First half ending Mar. 31, 2003	Year ending Mar. 31, 2004
Net sales	¥1,640,000	¥3,390,000
Ordinary profit	125,000	260,000
Net income	90,000	190,000

	(In yen)
Dividends per share for the term	¥19.00	¥38.00

5.	Sales Breakdown

(Parent company only)

	Unit Sales
	(In thousands of units)
	Year ended Mar. 31, 2003	Year ended Mar. 31, 2002
MOTORCYCLES
Japan	429	396
Export	776	808
(Motorcycles included in export)	(446)	(505)

Total	1,205	1,204

AUTOMOBILES
Japan	871	902
(Minivehicles included above)	(265)	(295)
Export	485	428

Total	1,357	1,330

POWER PRODUCTS
Japan	473	412
Export	4,075	3,450

Total	4,548	3,862

	Sales Value
	(In millions of yen)
	Year ended Mar. 31, 2003	Year ended Mar. 31, 2002
MOTORCYCLES
Japan	¥79,696	¥81,583
Export	369,998	392,785

Total	¥449,695	¥474,369

AUTOMOBILES
Japan	¥1,173,907	¥1,285,340
Export	1,581,244	1,344,981

Total	¥2,755,152	¥2,630,321

POWER PRODUCTS
Japan	¥23,028	¥21,678
Export	94,842	84,817

Total	¥117,871	¥106,495

TOTAL
Japan	¥1,276,633	¥1,388,602
Export	2,046,086	1,822,583

Total	¥3,322,719	¥3,211,186

Explanatory Notes:

1.	Unconsolidated financial statements have been prepared on the basis of accounting principles generally accepted in Japan in accordance with the Japanese Commercial Code.

2.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

6.	Unconsolidated Statements of Income

	Unit Sales
	Year ended Mar. 31, 2003			Year ended Mar. 31, 2002
Net sales	¥3,322,719	(100.0%	)	¥3,211,186	(100.0%	)
Cost of sales	2,247,487	(67.6%	)	2,184,432	(68.0%	)
Gross profit	1,075,232	(32.4%	)	1,026,753	(32.0%	)
Selling, general and administrative expenses	930,393	(28.0%	)	840,924	(26.2%	)

Operating profit	144,838	(4.4%	)	185,829	(5.8%	)
Non-operating profit	(117,732)	(3.5%	)	(92,388)	(2.9%	)
Non-operating expenses	(19,891)	(0.6%	)	(59,231)	(1.9%	)
Ordinary Profit	242,680	(7.3%	)	218,987	(6.8%	)
Extraordinary profit	(4,197)	(0.1%	)	(1,646)	(0.1%	)
Extraordinary loss	(14,859)	(0.4%	)	(45,362)	(1.4%	)
Income before income taxes	232,018	(7.0%	)	175,270	(5.5%	)
Corporate, inhabitant and business taxes	92,888			73,589
Deferred income taxes	-30,905			-33,245
Net income	¥170,035	(5.1%	)	¥134,925	(4.2%	)

Unappropriated retained earnings at the beginning of the year	32,366			10,706
Interim dividends paid	15,559			12,667
Unappropriated retained earnings	¥186,842			¥132,965

Notes:

1.	Research and development expenses for the fiscal year amounted 414,634 million of yen.

7.	Unconsolidated Balance Sheets

	(In millions of yen)
	As of Mar. 31, 2003	As of Mar. 31, 2002
Assets
1. Current Assets	¥829,444	¥766,973
Cash and bank deposits	236,336	150,794
Notes receivable	3,017	4,708
Accounts receivable	278,261	256,580
Inventories	129,999	128,879
Short-term loans	55,255	123,290
Other	130,278	106,186
Allowance for doubtful accounts	-3,704	-3,466

2. Fixed Assets	1,231,887	1,170,832
Tangible fixed assets	(593,607)	(584,064)
Buildings	174,581	169,469
Machinery and equipment	87,484	95,943
Land	249,258	234,658
Other	82,283	83,992
Intangible fixed assets	(5,688)	(3,163)
Investments and others	(632,592)	(583,604)
Investment securities-other companies	466,527	436,422
Other	185,876	166,849
Allowance for doubtful accounts	-19,812	-19,668

Total Assets	¥2,061,331	¥1,937,805

7. Unconsolidated Balance Sheets-continued

	(In millions of yen)
	As of Mar. 31, 2003	As of Mar. 31, 2002
Liabilities and Stockholders’ Equity
1. Current Liabilities	¥525,315	¥523,785
Notes payable	1,077	899
Accounts payable	279,315	293,135
Short-term bank loans	3,352	123
Accrued product warranty	47,978	38,028
Accrued employees' bonuses	41,132	35,107
Other	152,460	156,491
2. Fixed Liabilities	114,761	71,372
Long-term bank loans	883	1,045
Accrued product warranty	38,313	27,766
Accrued retirement benefits for employees	65,176	33,237
Accrued retirement benefits for directors and corporate auditors	6,534	5,195
Other	3,854	4,128

Total Liabilities	¥640,077	¥595,157

1. Common Stock	86,067	86,067
2. Capital Surplus	168,912	168,912
3. Legal Reserves	21,516	21,516
4. Earned Surplus	1,179,816	1,040,336
Appropriations	992,974	907,371
Unappropriated retained earnings	186,842	132,965
5. Unrealized gains on securities available for sale	21,707	25,864
6. Treasury stock	-56,766	-49

Stockholders’ Equity	¥1,421,254	¥1,342,648

Total Liabilities and Stockholders’ Equity	¥2,061,331	¥1,937,805

Explanatory Notes:
1. Accumulated depreciation of fixed assets	¥914,532 million
2. Guarantees issued	¥99,254 million
Similar activities *	¥300,371 million
* Similar activities comprise the Keepwell Agreement between the Company and subsidiaries, which was issued for credit enhancement to support the Company’s subsidiaries’ financing.
3. Exportbills of exchange (without letters of credit) discounted	¥5,668 million

Significant Accounting Policies

1.	Marketable securities are valued in the following manners:

(a)	Shares in subsidiaries and affiliates are stated at cost determined by the moving-average method.

(b)	The portion of other securities that have market prices for reference are stated at their market value based on market prices at fiscal year-end and other factors. (The change in securities valuation from the previous fiscal year-end is directly credited or charged to stockholders’ equity, while original cost for calculating profit on securities sales is determined by the moving-average method.)

(c)	The portion of other securities that do not have market prices for reference are stated at cost determined by the moving-average method.

2.	Inventories are stated at the lower of cost, determined by the last purchase cost method or market value.

3.	Derivatives are marked to market.

4.	Depreciation of tangible fixed assets is computed by the declining-balance method.

5.	Amortization of intangible assets is computed using the straight-line method.

6.	The allowance for doubtful accounts is provided for possible bad debt at an amount determined based on the historical experience of bad debt for ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers experiencing financial difficulties.

7.	Accrued product warranty has been provided at an amount determined:

(a)	based on the historical warranty claim experience plus an estimate of probability of future warranty costs and calculated by reference to the estimated warranty costs incurred during the remaining warranty periods.

(b)	based on an estimate of future warranty claims mainly associated with government reporting.

8.	Accrued employees’ bonuses are maintained to provide for the payment of bonuses to employees. An amount is recorded equivalent to that portion of the projected bonus applicable to the period included in the fiscal year out of the total period applied for bonuses.

9.	Accrued retirement benefits for employees are provided for payments of retirement benefits at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets at the year-end.

The net retirement benefit obligation at transition is being amortized by the straight-line method over 15 years. Prior service cost is being amortized by the straight-line method over the average remaining years of service of the employees. Actuarial gain or loss is amortized in the years following the year in which the gain or loss is recognized by the straight-line method over the average remaining years of service of the employees.

10.	Reserve for retirement benefits for Directors and Corporate Auditors is maintained to provide for the payment of retirement and severance benefits. As stipulated in Article 287-2 of the Commercial Code of Japan, an amount is entered into this reserve equivalent to the amount payable at the fiscal year-end in accordance to the Company’s bylaws.

11.	Finance lease transactions, other than those where the ownership of the leased property is regarded as being transferred to the lessee, are accounted for as normal rental transactions.

12.	A separate treatment method is used for Japanese consumption tax; this tax is excluded from net sales in the statement of income.

Changes to Accounting Policies

1.	Common stock, capital surplus, retained earnings, unrealized gain or loss on other securities and treasury stock are presented in the stockholders’ equity section of the balance sheet to comply with “The Implementation Rules of the Commercial Code” (Ministry of Justice Ordinance No. 22) which was issued on March 29, 2002 and effective this fiscal year.

2.	“Accounting Standard for Treasury Stock and Reduction of Legal Reserves” (Accounting Standards Board of Japan Financial Accounting Standards No. 1, February 21, 2002) was adopted from this fiscal year. The effect of this change was immaterial to the statement of income.

3.	“Accounting Standard for Earnings per Share” (Accounting Standards Board of Japan Financial Accounting Standards No. 2, September 25, 2002) and “Implementation Guidance on Accounting Standard for Earnings per Share” (Accounting Standards Board of Japan Financial Accounting Implementation Guidance No. 4, September 25, 2002) were adopted from this fiscal year to compute net income per share.

8.	Proposed Earnings Appropriation

	(In millions of yen)
	Year ended Mar. 31, 2003	Year ended Mar. 31, 2002
Unappropriated retained earnings at end of the year	¥186,842	¥132,965
Reversal of reserve for special depreciation	507	461
Reversal of reserve for reduced-value entry	54	57

Total	¥187,405	¥133,484

Proposed appropriations are as follows:
Dividends	15,385	14,616
	(16 yen per share)	(15 yen per share)
Directors’ bonuses	480	380
(including Corporate Auditors’ bonuses)	(39)	(31)
Reserve for dividend	6,000	5,500
General reserve	130,000	80,000
Reserve for special depreciation	457	451
Reserve for reduced-value entry	1,163	169
Earnings to be carried forward	¥33,918	¥32,366

Explanatory Note:

The amounts presented above have been rounded off to the nearest million yen.